SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 2)*

DFB Healthcare Acquisitions Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23291E208

(CUSIP Number)

David Clark

Elliot Press

Deerfield Mgmt, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Jonathan D Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 10 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Cusip No. 23291E208	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,545,652 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,545,652 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,545,652 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.35%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 2,500,000 shares held by Deerfield Private Design Fund IV, L.P. and 6,045,652 shares held by Deerfield/RAB Ventures, LLC.

(2) Does not include 833,333 shares of common stock issuable upon exercise of warrants held by Deerfield Private Design Fund IV, L.P. and 4,333,333 shares of common stock issuable upon exercise of warrants held by Deerfield/RAB Ventures, LLC, which are not presently exercisable and are not exercisable within 60 days from the date hereof.

SCHEDULE 13D

Cusip No. 23291E208	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,545,652 (3)(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,545,652 (3)(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,545,652 (3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.35%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of 2,500,000 shares held by Deerfield Private Design Fund IV, L.P. and 6,045,652 shares held by Deerfield/RAB Ventures, LLC.

(4) Does not include 833,333 shares of common stock issuable upon exercise of warrants held by Deerfield Private Design Fund IV, L.P. and 4,333,333 shares of common stock issuable upon exercise of warrants held by Deerfield/RAB Ventures, LLC, which are not presently exercisable and are not exercisable within 60 days from the date hereof.

SCHEDULE 13D

Cusip No. 23291E208	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,571,739 (5)(6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,571,739 (5)(6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,571,739 (5)(6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.43%
14	TYPE OF REPORTING PERSON PN

(5) Comprised of 2,500,000 shares held by Deerfield Private Design Fund IV, L.P., 6,045,652 shares held by Deerfield/RAB Ventures, LLC and 26,087 shares held by Steven Hochberg, an employee of Deerfield Management Company and a member of the Issuer’s board of directors, for the benefit, and subject to the direction, of Deerfield Management Company.

(6) Does not include 833,333 shares of common stock issuable upon exercise of warrants held by Deerfield Private Design Fund IV, L.P. and 4,333,333 shares of common stock issuable upon exercise of warrants held by Deerfield/RAB Ventures, LLC, which are not presently exercisable and are not exercisable within 60 days from the date hereof.

SCHEDULE 13D

Cusip No. 23291E208	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,571,739 (7)(8)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,571,739 (7)(8)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,571,739 (7)(8)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.43%
14	TYPE OF REPORTING PERSON IN

(7) Comprised of 2,500,000 shares held by Deerfield Private Design Fund IV, L.P., 6,045,652 shares held by Deerfield/RAB Ventures, LLC and 26,087 shares held by Steven Hochberg, an employee of Deerfield Management Company and a member of the Issuer’s board of directors, for the benefit, and subject to the direction, of Deerfield Management Company.

(8) Does not include 833,333 shares of common stock issuable upon exercise of warrants held by Deerfield Private Design Fund IV, L.P. and 4,333,333 shares of common stock issuable upon exercise of warrants held by Deerfield/RAB Ventures, LLC, which are not presently exercisable and are not exercisable within 60 days from the date hereof.

SCHEDULE 13D

Cusip No. 23291E208	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS Steven I. Hochberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,045,652 (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,045,652 (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,045,652 (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.35%
14	TYPE OF REPORTING PERSON IN

(9) Comprised of shares held by Deerfield/RAB Ventures, LLC.

Cusip No. 23291E208	Page 7 of 10 Pages

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt IV, L.P. (“Deerfield Mgmt IV”), (ii) Deerfield Private Design Fund IV, L.P. (“Deerfield Private Design Fund IV”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”), (iv) James E. Flynn, a natural person (“Flynn”), and (v) Steven I. Hochberg, a natural person (“Hochberg” and collectively with Deerfield Mgmt IV, Deerfield Private Design Fund IV, Deerfield Management and Flynn, the “Reporting Persons”), with respect to shares of common stock, par value $0.0001 per share (the “Common Stock”) of DFB Healthcare Acquisitions Corp (the “Company”), as amended by Amendment No. 1 thereto (as amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

As previously disclosed by the Company, the Company has entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 8, 2019, by and among the Company, AdaptHealth Holdings, LLC, a Delaware limited liability company (“AdaptHealth”), BM AH Holdings, LLC, a Delaware limited liability company, Access Point Medical, Inc, a Delaware corporation, DFB Merger Sub LLC, a Delaware limited liability company, AH Representative LLC, a Delaware limited liability company, and, solely for the limited purposes set forth therein, BlueMountain Foinaven Master Fund L.P., a Cayman Islands exempted limited partnership, BMSB L.P., a Delaware limited partnership, BlueMountain Fursan Fund L.P., a Cayman Islands exempted limited partnership, and Clifton Bay Offshore Investments, L.P., a British Virgin Islands limited partnership. The transactions contemplated by the Merger Agreement are referred to herein as the “AdaptHealth Transaction.”

On July 8, 2019, in connection with the Company’s execution and delivery of the Merger Agreement, Deerfield Private Design Fund IV entered into a subscription agreement (the “Subscription Agreement”) with the Company, pursuant to which, among other things, Deerfield Private Design Fund IV agreed to purchase from the Company, and the Company agreed to sell to Deerfield Private Design Fund IV, between 5,000,000 and 10,000,000 shares of common stock of the Company (the “PIPE Shares”), depending on the amount of cash available to the Company (whether in or outside of the Company’s trust account) immediately prior to the consummation of the AdaptHealth Transaction, for a purchase price of $10.00 per share, in a private placement. In addition, as described in Item 6, the Subscription Agreement contains certain provisions obligating Deerfield Private Design Fund IV to vote the 2,500,000 shares of Common Stock acquired by it in the Company’s IPO (the “Current Company Shares”) in favor of the AdaptHealth Transaction. Deerfield Private Design Fund IV entered into the Subscription Agreement for the purpose of supporting the AdaptHealth Transaction and/or providing additional capital to the Company.

The information set forth in Item 6 is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

Cusip No. 23291E208	Page 8 of 10 Pages

Subscription Agreement

On July 8, 2019, Deerfield Private Design Fund IV entered into the Subscription Agreement with the Company, pursuant to which Deerfield Private Design Fund IV agreed to purchase from the Company, and the Company agreed to sell to Deerfield Private Design Fund IV, between 5,000,000 and 10,000,000 PIPE Shares, depending on the amount of cash available to the Company (whether in or outside of the Company’s trust account) immediately prior to the consummation of the AdaptHealth Transaction, for a purchase price of $10.00 per share. The closing of the purchase and sale of the PIPE Shares pursuant to the Subscription Agreement is contingent upon the substantially concurrent consummation of the AdaptHealth Transaction and the satisfaction of other customary closing conditions.

The PIPE Shares will be subject to a “lock-up” provision, pursuant to which they may not be sold or otherwise transferred for a period of nine months following the consummation of the AdaptHealth Transaction. The Subscription Agreement provides that, in connection with the closing of the purchase and sale of the PIPE Shares, the Company and Deerfield Private Design Fund IV will enter into a registration rights agreement in substantially the form attached to the Subscription Agreement. Such registration rights agreement would provide Deerfield Private Design Fund IV with certain demand and piggyback registration rights as set forth therein.

Pursuant to the Subscription Agreement, Deerfield Private Design Fund IV also agreed that it will (i) continue to own, beneficially and of record, the Current Company Shares through the time of the consummation of the AdapthHealth Transaction, (ii) not exercise its redemption rights with respect to any of such shares in connection with the AdaptHealth Transaction and (iii) vote such shares in favor of the AdaptHealth Transaction and the other proposals of the Company set forth in the Proxy Statement (as defined in the Merger Agreement).

July 2019 Letter Agreement

In connection with the execution and deliver of the Merger Agreement, the Sponsor entered into a letter agreement, dated July 8, 2019 (the “July 2019 Letter Agreement”), pursuant to which the Sponsor agreed to transfer, immediately prior to the consummation of the transactions contemplated by the Merger Agreement and for no consideration, 2,500,000 Founder Shares (including Founder Shares that the Reporting Persons may be deemed to beneficially own) and 1,733,333 Private Placement Warrants to AdaptHealth.

The foregoing summaries of the Subscription Agreement and July 2019 Letter Agreement are not complete and are qualified in their entirety by reference to the full text of the Subscription Agreement and July 2019 Letter Agreement, copies of which are filed or incorporated by reference as Exhibits 6 and 7 to this Schedule 13D, respectively, and are incorporated herein by reference.

Cusip No. 23291E208	Page 9 of 10 Pages

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 6	Subscription Agreement, dated July 8, 2019, by and between Deerfield Private Design Fund IV, L.P. and DFB Healthcare Acquisitions Corp. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 12, 2019)

Exhibit 7	Letter Agreement, dated July 8, 2019, by and among Deerfield/RAB Ventures, LLC, AdaptHealth Holdings, LLC and DFB Healthcare Acquisitions Corp. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 12, 2019.

Cusip No. 23291E208	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2019

DEERFIELD MGMT IV, L.P.
By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.
By: Deerfield Mgmt IV, L.P., General Partner
By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

STEVEN HOCHBERG

/s/ Steven Hochberg